EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED
ACCOUNTANTS

We consent to the incorporation by reference in Registration Statements Nos. 333-173707 on Form F-10 and Nos. 333-145300, 333-148048, and 333-159047 on Form S-8; and to the use of our reports dated February 20, 2013 relating to the consolidated financial statements of Yamana Gold Inc. and subsidiaries (“Yamana”) and the effectiveness of Yamana's internal control over financial reporting appearing in this Annual Report on Form 40-F of Yamana for the year ended December 31, 2012.

/s/ Deloitte LLP
Independent Registered Chartered Accountants
Vancouver, Canada
March 28, 2013